April 30, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mr. Tom Jones

Re:	NetLogic Microsystems, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 14, 2008
File No. 0-50838

Dear Mr. Jones:

We submit this letter in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter dated April 17, 2008 concerning our Form 10-K for the fiscal year ended December 31, 2007. For ease of reference, the text of the Staff’s numbered comments has been provided herein in italics. Our response follows the numbered comments.

Item 1.	Business

Customers, page 11

1.	We understand from your disclosure in the last paragraph on page 10 that during the second half of 2007 Wintec Industries became the primary purchaser of your products on a consignment basis for resale to Cisco and Cisco’s contract manufacturers and that sales through Wintec accounted for approximately 17% of your total revenue in 2007. We also see from your disclosure at the top of page 11 that Cisco in 2007, including its contract manufacturers, accounted for approximately 50% of your total revenues. In your future filings, as applicable, please expand your disclosure to clarify whether the percentage of revenue that you attribute to Cisco and Cisco’s contract manufacturers also includes the revenue that you attribute to Wintec.

Response:

The disclosure at the top of page 11 concerning sales to Cisco Systems and its contract manufacturers (collectively “Cisco”) also included all sales through Wintec Industries to Cisco. We will expand our disclosure in future filings, as applicable, to clarify this fact.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

2.	In your future filings, as applicable, please expand your “Overview” section to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” see Interpretative Release No. 33-8350 on our website.

Response:

We have read Interpretative Release No. 33-8350 and will expand our disclosure in future filings, as applicable, to include an executive-level discussion of matters that primarily concern management in evaluating the company’s financial condition and operating results.

In addition to our response to the Staff’s comment noted above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or additional comments regarding this response to the Staff’s comments, or regarding our Form 10-K for the fiscal year ended December 31, 2007, please contact Mike Tate at 650-230-5708 or Roland Cortes at 650-230-5704.

Sincerely,

/s/ Ronald Jankov
Ronald Jankov
President and Chief Executive Officer

cc:	Mike T. Tate, Chief Financial Officer
Roland Cortes, Vice President, General Counsel and Secretary